[Letterhead of Exceed Company Ltd.]

October 13, 2010

VIA EDGAR

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission

Re:	Exceed Company Ltd.
Form 20-F for the year ended December 31, 2009
Filed April 7, 2010 and amended August 23, 2010
File No. 1-33799

Dear Mr. Reynolds:

The purpose of this letter is to respond to your letter dated September 15, 2010. To assist you in reviewing our response, we have preceded each response with a copy (in bold type) of the point as stated in your letter. All references herein to “$” refer to U.S. dollars.

Item 6, Directors. Senior Management and Employees

Board Practices, page 69

1.	Please provide the information required by Item 6.C.1 to the Form 20-F.

Response:

We have updated Item 6.A "Directors and Senior Management" to reflect the information required by Item 6.C.1 of Form 20-F.  Mr. Lin Shuipan and Mr. Jin Jichun began their terms on October 21, 2009 and Mr. William Sharp began his term on November 8, 2009.  Each director has a term that expires on the date of the third annual general meeting following the business combination.  We have added the start dates and expiration dates for our directors' terms to our Amendment No. 2 to Form 20-F.

Exhibits, page 85

2.	Please list all exhibits filed as part of the annual report, including exhibits incorporated by reference. We note that you have only listed those exhibits that were filed with the Form 20-F.

Response:

We have added a Form of Distributorship Agreement as Exhibit 4.1 to our Amendment No. 2 to Form 20-F.  We have also indicated the names and dates of the filings to which our exhibits that have been incorporated by reference have been attached.  Upon the filing of the Form of Distributorship Agreement, all exhibits required to be filed with Form 20-F will have been filed.

3.
We note that your business is substantially dependent upon the distributorship arrangements. To the extent that the distributorship agreements are standard in format, please file a form of the agreement as an exhibit, to the extent that the distributorship agreements vary in their terms, please file the material distributorship agreements as exhibits.

Response:

Exceed Company Ltd.
Form 20-F for the year ended December 31, 2009
Filed April 7, 2010 and amended August 23, 2010
File No. 1-33799

Our distributorship agreements all have terms that are substantially similar.  A translated Form of Distributorship Agreement has been prepared pursuant to Rule 12b-12 of the Securities and Exchange Act of 1934, as amended, and filed as Exhibit 4.1 to our Amendment No. 2 to Form 20-F.

Item 15, Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 84

4.
We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures " ... were effective in ensuring that the information required to be disclosed by [you] in the reports that [you] file and furnish under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission's rules and regulations." Please revise to provide management's conclusion regarding the effectiveness of your disclosure controls and procedures to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rules 13a-l5(e) and 15d-l5(e).

Response:

We have revised our Form 20-F/A to include the following language:

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our management, including our chief executive officer and chief financial officer, has concluded that our disclosure controls and procedures were not effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Securities and Exchange Commission.

5.
We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective as of the end of the period covered by your annual report (i.e., December 31,2009).  Please tell us how the material weakness noted in your amended filing affects management's conclusion regarding the effectiveness of your disclosure controls and procedures. If you continue to believe your disclosure controls and procedures were effective at December 31, 2009, please tell us the factors you considered to support your conclusion. Otherwise, please revise to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures along with any remediation plans that have been enacted.

Response:

We have revised our Form 20-F/A to include the following language:

We believe that our disclosure controls were not effective due to a material weakness in our internal control over financial reporting, discussed below in "Management’s Report on Internal Control over Financial Reporting." We believe that our disclosure controls will be effective for the current year and in the future for the following reasons:

Exceed Company Ltd.
Form 20-F for the year ended December 31, 2009
Filed April 7, 2010 and amended August 23, 2010
File No. 1-33799

•
the material weakness in our internal controls over financial reporting relates to the interpretation and adoption of generally accepted accounting principles under IAS33 and resulted from the inclusion of the escrow shares in the calculation of basic and diluted earnings per share and the application of an inconsistent methodology related to the impact of the warrants outstanding. The escrow shares arrangement is related to a one-off reverse merger transaction only; and

•	to remediate the deficiency in our internal control over financial reporting and to prevent similar problems from arising in the future, we have: (i) hired additional qualified finance and accounting personnel; (ii) adopted additional internal review procedures with respect to required disclosures in the reports that we file with, or submit to, the SEC under the Exchange Act; (iii) engaged an internal control consultant to improve the control environment; (iv) set up an internal audit department to perform internal audit procedures and (v) improved our training and education of certain of our personnel who are involved in aspects of our reporting process.

Management's Report on Internal Control over Financial Reporting, page 84

6.
It appears that your report on internal control over financial reporting does not comply with the disclosure required by Item 15T(b) of Form 20-F as you have not provided a statement in substantially the following form: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report." Please revise to include such disclosure.

Response:

We have included this language in the section entitled "Management's Report on Internal Control over Financial Reporting" in our amendment No. 2 to Form 20-F.

7.
We note that management concluded that your internal control over financial reporting was not effective at December 31, 2009. This appears to be inconsistent with the disclosure per page 15 of your filing which states that management concluded that your internal control over financial reporting was effective at December 31, 2009. Please revise or advise.

Response:

We have revised our Form 20-F/A to include the following language:

Our management conducted an evaluation of the effectiveness of our disclosure control and internal control over financial reporting and concluded that our disclosure control and internal control over financial reporting were not effective for the fiscal year ended December 31, 2009 due to a material weakness in our internal control over financial reporting regarding our interpretation of “contingently issuable shares” under IAS33.  Please see the section entitled "Management's Report on Internal Control over Financial Reporting" for a discussion of the material weakness and the steps that we are implementing to remediate it and improve our disclosure control and our internal control over financial reporting.

8.
We note that you have implemented remedial action to address the material weakness in your internal control over financial reporting. Please revise to disclose your specific plans to remediate this material weakness.

Response:

We have revised our Form 20-F/A to include the following language:

To remediate the deficiency in our internal control over financial reporting and to prevent similar problems from arising in the future, we have: (i) hired additional qualified finance and accounting personnel; (ii) adopted additional internal review procedures with respect to required disclosures in the reports that we file with, or submit to, the SEC under the Exchange Act; (iii) engaged an internal control consultant to improve the control environment; (iv) set up an internal audit department to perform internal audit procedures and (v) improved our training and education of certain of our personnel who are involved in aspects of our reporting process.

Exceed Company Ltd.
Form 20-F for the year ended December 31, 2009
Filed April 7, 2010 and amended August 23, 2010
File No. 1-33799

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 25, Earnings Per Share, page 50

9.
We note that you have restated earnings per share due to the misapplication of guidance in lAS 33 regarding contingently issuable shares. It appears that your revised calculation of diluted earnings per share for the fiscal year ended December 31, 2009 includes an adjustment for the release of shares held in escrow as a result of meeting a profit after tax target of $38,067,350 (as disclosed per page 48 of your filing). However, it does not appear that you met this earnings target as profit after tax per your statement of comprehensive income for the fiscal year ended December 31, 2009 is $36,335,000. Please advise.

Response:

On March 28, 2008, Windrace International Company Limited (“Windrace”), Mr. Lin Shuipan, RichWise International Investment Group Limited (“RichWise”), Mr. Shi Jinlei and Elevatech Limited (the “GS Investor”) entered into a subscription agreement and share purchase agreement (“SPA”) under which the GS Investor agreed to subscribe to purchase 8% of the total issued share capital of Windrace after the issue and allotment of preferred shares.

The Company defines adjusted net earnings according to the interpretation of 2009 Adjusted Earnings in the SPA.  We have provided a reconciliation of adjusted net earnings below.  “Adjusted net earnings” is defined as the profit for the year, excluding the (i) the impact, positive or negative, of any fair value assessment or accounting impact attributable to the escrow agreement for the release of escrowed shares; (ii) the expenses relating to the completion of the transactions contemplated by the SPA; (iii) the expenses, including interest expenses and other related expenses, related to the repurchase by Windrace of the preferred shares held by the GS Investor and (iv) the expenses relating to the grant of options under share option plans Windrace may implement in the future.

Adjusted net earnings is a non-GAAP financial measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies.  The Company believes that comparing adjusted net earnings for different financial periods provides more useful information about the growth or decline of its net earnings for the relevant financial period and identifies the impact of items which the Company does not consider to be part of its normal operating results.

	2009	2009	2008
	USD'000	RMB'000	RMB'000

Profit for the year	36,335	248,019	168,528
Acquisition related expenses	980	6,691	-
Interest on preferred shares	3,859	26,338	21,795
Adjusted net earnings	41,174	281,048	190,323

10.
Please provide us with your calculation of the adjustment to dilutive potential ordinary shares for the convertible preferred shares issued by Windrace International Company Limited for the fiscal years ended December 31, 2009 and 2008.

Response:

We refer to the transaction relating to the subscription agreement and SPA dated March 28, 2008, between Windrace, Mr. Lin Shuipan, RichWise International Investment Group Limited ("RichWise"), Mr. Shi Jinlei and the GS Investor, under which the GS Investor agreed to subscribe 8% of the total issued share capital of Windrace after the issue and allotment of preferred shares.

Exceed Company Ltd.
Form 20-F for the year ended December 31, 2009
Filed April 7, 2010 and amended August 23, 2010
File No. 1-33799

On October 21, 2009, the Company acquired a 100% equity interest in Windrace by issuing an aggregate of 17,008,633 new ordinary shares to the original shareholders of Windrace.

The adjustment of dilutive potential ordinary shares for the convertible preferred shares issued by Windrace for the fiscal year ended December 31, 2008 was:
(17,008,633 shares ÷ 92%) x 8% x (279 days/366 days) = 1,127,444 shares

A letter agreement and a redemption agreement were signed on May 8, 2009 and July 27, 2009, respectively, in which all of the outstanding preferred shares of Windrace were to be redeemed simultaneously with the business combination (i.e., the completion of the purchase by 2020 Chinacap Acquirco, Inc. ("2020") and Exceed of all the issued and outstanding ordinary shares of Windrace pursuant to as sales and purchase agreement dated May 8, 2009 (the "Acquisition") and effective on October 21, 2009).

The adjustment of dilutive potential ordinary shares for the convertible preferred shares issued by Windrace for the fiscal year ended December 31, 2009 was:
(17,008,633 shares ÷ 92%) x 8% x (293 days/365 days) = 1,187,262 shares

11.
We note that there are 10,890,000 warrants outstanding to purchase shares of your common stock at an exercise price of $5.25 per share. Please tell us how these warrants were considered in your calculation of diluted earnings per share. Refer to paragraphs 45-47 of IAS 33.

Response:

2020 issued common stock warrants in November 2007 as part of its initial public offering. Each warrant entitled the holder to purchase from 2020 one share of common stock at an exercise price of $5.25 commencing on the later of (i) November 8, 2008 or (ii) the completion of the Acquisition (effective October 21, 2009) with a target business, and expires on November 8, 2011.

Under paragraph 47 of the IAS 33, options and warrants have a dilutive effect when the average market price of ordinary shares during the period exceeds the exercise price of the options or warrants.  For the period from October 21, 2009 through December 31, 2009, the Company’s average closing price of $9.54 per share was higher than the exercise price of the warrants of $5.25 per share.

We note that the methodology used to calculate the dilutive impact of the warrants for the year ended December 31, 2009 was inconsistent with the methodology prescribed by IAS 33.  We have amended our Form 20-F/A to show the diluted weighted average shares outstanding to be 11,543,091.

Section 302 Certification

12.
Please remove the titles of the certifying individuals and the name of the company from the introductory paragraphs of your certifications and confirm to us that the inclusion of the titles of the certifying individuals is not intended to limit the capacity in which such individuals provided these certifications.

Response:

We have removed the titles of the certifying individuals and the name of the company from the introductory paragraphs of our certifications and can confirm that the inclusion of the titles of the certifying individuals is not intended to limit the capacity in which such individuals provided these certifications.

Form 6-K filed August 23, 2010

Exceed Company Ltd.
Form 20-F for the year ended December 31, 2009
Filed April 7, 2010 and amended August 23, 2010
File No. 1-33799

13.
We note that you attribute the increase in trade receivables from RMB 284,795,000 at December 31, 2008 to RMB 812,747,000 at December 31,2009 to an extension in the credit periods offered to certain distributors. Although you are no longer offering extended payment terms, we note that your trade receivables balance at June 30, 2010 was RMB 570,418,000 and you recognized revenue of RMB 640,717,000 during the three month period then ended. As you require 30% of the purchase price to be paid upon delivery, please provide us with an analysis of your trade receivables balance at June 30, 2010. This analysis should indicate the amount outstanding related to revenue recognized during the fiscal year ended December 31, 2009 compared to the interim period ended June 30, 2010. In addition, please provide the expected timing of collections for the remainder of your December 31, 2009 trade receivables and provide management's assessment of the collectability of these balances.

Response:

As of June 30, 2010, the outstanding trade receivables related to revenue recognized during the fiscal year ended December 31, 2009 has been fully collected.  The trade receivables of RMB570,418,000 as of June 30, 2010 is related to the sales for the period of January 1 to June 30, 2010.  Our management has closely monitored the trade receivables balance for accounts that become overdue by 30 days and assessed the intention of the repayment by the distributors.  The Company will not make any provision for the overdue balance if (i) the Company has continuous trading with the distributor; (ii) the Company receives continuous repayment from the distributor and (iii) the Company has no dispute on the overdue balance with the distributor.  The Company will fully provide for such balances if they are considered not recoverable by the Company.

14.
Your disclosure states that the average trade receivables turnover for the quarter ended June 30, 2010 was 102 days which "was within the credit period given to [y]our distributors." This statement appears to be inconsistent with your policy of offering your distributors a two month period for payment (i.e., 60 days). Please reconcile.

Response:

The credit term has been extended to four months in 2010, an addition of two months to our normal two-month policy.  However, given that the business and financial status of our distributors have improved and our bargaining position has been strengthened, the distributors tend to settle their outstanding balances earlier without using up all their entire credit payment period.

15.
We note that the number of weighted average shares outstanding used to calculate diluted earnings per share increased from 12,725,257 for the fiscal year ended December 31, 2009 to 35,293,619 for the six month period ended June 30, 2010. Please provide us with a summary of the activity that resulted in this change.

Response:

The weighted average shares outstanding increased at the beginning of the year to the total amount of shares outstanding at December 31, 2009, which was 18,856,168, representing an increase of 10,563,837 shares. The weighted average shares outstanding reported on the Company’s Form 20-F were weighted for the period that they were outstanding, which was October to December 2009. During the period from January 1 to June 30, 2010, 908,172 warrants were exercised into 908,172 shares.  In addition the 5,563,714 escrow shares which were issuable contingent upon the Company meeting its 2009 targeted earnings were released.  As of June 30, 2010, the Company still had 9,981,828 warrants outstanding, which further diluted the number of weighted average shares by 3,851,052 shares for the six months ended June 30, 2010.

During our review of the calculation for the response to this comment, we noted that the methodology used to calculate the amount of dilutive shares related to the warrants was inconsistent with the  method prescribed in IAS 33, and as a result, the diluted weighted average shares was overstated by 6,293,340 for the six months ended June 30, 2010.

In addition, we note that the weighted average shares used for the basic earnings per share did not include the 2009 escrow shares from when the contingent events were satisfied on December 31, 2009, but rather from when the escrow shares were released from escrow.

	As originally filed	As adjusted
	Six months ended June 30, 2010	Six months ended June 30, 2010

Weighted Average Dilutive Shares	35,293,619	29,000,279

Diluted EPS (USD)	0.70	0.85

Diluted EPS (RMB)	4.75	5.78

Management considers the change in earnings per share to be immaterial with respect to the operating performance of the Company. Furthermore, the changes do not impact any other income statement or balance sheet items. Therefore, the Company intends to file a Form 6-K in November to furnish its third quarter financial results, and will include in that Form 6-K an amendment to the first and second quarter earnings per share results as previously included in the Company's August 23, 2010 6-K.

* * * * *

Exceed Company Ltd.
Form 20-F for the year ended December 31, 2009
Filed April 7, 2010 and amended August 23, 2010
File No. 1-33799

As requested in your letter dated September 15, 2010, we confirm the following:

•	Exceed Company Ltd. is responsible for the adequacy and accuracy of the disclosure in its filing;

•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the above-mentioned filing; and

•	Exceed Company Ltd. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in reviewing the response to the comments contained in your letter dated September 15, 2010. Please direct any further comments or requests for additional information to my attention at +852 3196 3712.

Sincerely,

Exceed Company Ltd.

/s/ Lin Shuipan

Lin Shuipan
Chairman and Chief Executive Officer

CC:           Virginia Tam, Jones Day